PRESS RELASE

          For Immediate Release
          27 October 2005

          Contact:
          Shareholder Inquiries:
          800.343.2898

          Media Inquiries
          Laura Fay 617.210.3867              Dan Flaherty 617.210.3887
[LOGO]    LFay@EvergreenInvestments.com       dflaherty@evergreeninvestments.com

Evergreen Investments (SM)

EVERGREEN INVESTMENTS ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF TENDER
OFFER

BOSTON - Evergreen Utilities and High Income Fund (AMEX:ERH), a non-diversified closed-end equity and high yield bond fund, announced today that its tender offer for up to 5% or 493,205, in the aggregate, of its issued and outstanding common shares, expired today at 5:00 p.m. ET. Shareholders whose shares are purchased in the tender offer will receive the net asset value of the Fund shares calculated as of the close of the regular trading session of the New York Stock Exchange on October 28, 2005.

Based upon current information, approximately 4,192,823 shares were tendered, excluding shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the Fund estimates that it will accept for purchase 11.7% of the shares properly tendered by each tendering shareholder. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on October 31, 2005 of 493,205 shares properly tendered and that payment for such shares will be made on or about November 1, 2005.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The Fund's primary investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income. Evergreen Investment Management Company, LLC is the Fund's investment advisor.

Investments in the fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

Please contact Computershare Shareholder Services, Inc., the Fund's information agent, at 888-396-7866 for more information.

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 400 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $252 billion in assets (as of September 30, 2005). For more information on Evergreen, please visit www.evergreeninvestments.com.


                                                                               2